Daniel A. Peterson
Partner

190 Carondelet Plaza, Suite 600
 St. Louis, MO  63105
Direct: 314.345.6246
Fax: 314.480.1505
dan.peterson@huschblackwell.com

September 2, 2014
VIA EDGAR
Securities and Exchange Commission 100 F Street, N.E. Mail Stop 4720 Washington D.C. 20549 Attention: Ms. Ashley Vroman-Lee
Re:	MacKenzie Realty Capital, Inc.
File Number 814-00961

To the Commission:

As you know, we represent MacKenzie Realty Capital, Inc. ("MRC").  Today, MRC filed a preliminary proxy statement for a special meeting MRC hopes to hold at the end of September.  As we discussed on the telephone, this preliminary proxy would replace the previously-filed information statement MRC filed last week.  Since originally filing the information statement, MRC has subsequently determined that it will need to solicit proxies for the meeting.  In any event, we do not believe any of the information respecting the substance of the meeting has changed.  We very much would appreciate any comments you may have on the preliminary proxy statement as soon as possible.

Should you have any questions or wish to further discuss, please let me know.

Sincerely,

/s/ Daniel A. Peterson

DAP
 Husch Blackwell LLP